FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 30, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: April 30, 2007

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Exhibit 1

Compugen Announces Appointment of Ronit Lerner as Chief Financial

Officer and Rachel Bart as General Counsel

Tel Aviv, Israel - April 30, 2007 - Compugen Ltd. (NASDAQ: CGEN) announced today the appointment of Ronit Lerner as Chief Financial Officer and Rachel Bart as General Counsel.

Prior to joining Compugen, Ms. Lerner was the Chief Financial Officer at Shunra Software Ltd, and before that at BMC Software Israel, a subsidiary of BMC Software, Inc. (NYSE: BMC). Prior to BMC, she served as director of M&A and Accounting for ECI Telecom (NASDAQ: ECIL) and had held senior positions with the Israel Accounting Standards board, an affiliate of the Israel Securities Authority, and KPMG. Ms. Lerner currently serves as a director and chairman of the audit committee of Viryanet Ltd. (NASDAQ: VRYA). She holds an MBA, with honors, from Bar Ilan University, and a BA in Accounting and Business Administration from the Tel Aviv Management College, and is a certified public accountant in Israel.

Rachel Bart joins Compugen from Teva Pharmaceutical Industries Ltd., where she held the position of Assistant General Counsel. Ms. Bart has extensive experience in corporate and transactional law; in addition to Teva, she worked previously at law firms both in the US and Israel. She holds a J.D. from the Benjamin N. Cardozo School of Law in New York and a BA in Government from Oberlin College in Ohio.

Nurit Benjamini, Compugen`s departing CFO, has decided to leave the company after more than seven years, but will remain an employee through a transition period. Amos Meltzer, Compugen`s General Counsel for the past five years, has relocated to Australia and is continuing as a consultant to the Company.

"We are delighted to welcome Ronit and Rachel to Compugen and I am confident that we will benefit from their extensive experience and proven management and professional capabilities, particularly as we continue to expand Compugen`s licensing and co-development operations," said Alex Kotzer, President and Chief Executive Officer of Compugen. "Also, I would like to take this opportunity to publicly thank both Nurit and Amos for their substantial and long term contributions to the company. I extend heartfelt appreciation to both of them and best wishes on behalf of the entire organization."

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Naomi Rabbie

Corporate Communications Manager

Compugen Ltd.

Email: naomir@cgen.com

Tel: +972-52-598-9894

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